Exhibit 99.78

NexTech Signs AR Deal With Challenger Motor Freight Inc

New York, NY - Toronto, ON – September 17, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF)(CSE: NTAR)(FSE: N29) is pleased to announce that it has landed a deal with Challenger Motor Freight Inc. one of the most technologically advanced logistics companies and one of the largest privately owned truckload carriers in Canada with over 1,500 trucks and 3,300 trailers. Challenger Motor Freight currently has over 2,000 employees and has engaged NexTech to create Augmented Reality (AR) recruitment experiences aimed at enhancing their recruitment efforts.

Through the use of hologram brand ambassadors and AR technology, Challenger Motor Freight is looking to give new prospective drivers a truly personal tour on their journey to become a Challenger employee.

“We’re excited that through our ARitizeTM platform we’re able to create value for such a large and well respected company as Challenger, showcasing how augmented reality can enhance recruitment and new employee engagement,” said Evan Gappelberg, CEO of NexTech. “Our ARitizeTM platform is a powerful tool which allows brands to curate an immersive, branded experience where they can sell, teach, communicate and share their product, service or experience through Augmented Reality (AR) accessible on a device all consumers use regularly - their mobile phone.”

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

About Challenger

As one of Canada’s largest privately owned transportation and logistics companies, Challenger can transport your goods between Canada and anywhere across North America as well as internationally with our full range of transportation, logistics, warehousing and distribution services. Since 1975, we continually strive to surpass previous standards of quality and performance, carving innovation into our culture along the way. We have always been on the forefront of operational and technological advancements allowing us to exceed our customers evolving needs, influence the transportation industry and attain an impressive record of customer satisfaction.

About NexTech AR Solutions Corp.

NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi-billion dollar verticals in AR.

Aritize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, including notable customers, Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

Aritize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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